[Cooley Godward Kronish LLP Letterhead]

[***] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.

December 8, 2006

*FOIA Confidential Treatment Request* Confidential Treatment Requested by Affymax, Inc. in connection with Registration Statement on Form S-1 (File No. 333-136125)

Mary Mast
Amy Bruckner
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Affymax, Inc.
File 333-136125
Form S-1 filed July 28, 2006

Dear Mary and Amy:

        Following up on my telephone conference yesterday with the staff of the Securities and Exchange Commission (the "Staff"), this letter is filed in response to the comment letter (the "Comment Letter") dated December 6, 2006. We are providing a response to the two questions posed in the Comment Letter.

FORM S-1

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-10

Revenue Recognition, page F-12.

1.
It appears that your Hematide renal clinical trials in the U.S. are ongoing, which appears to conflict with oral representations made to us by the company. Please revise your filing to clarify the current stage of your Hematide clinical trials. Tell us why your conclusion that you're your [sic] will complete Phase II trials for both the renal and oncology Hematide indications is a reasonable assumption in relation your loss contract analysis.

        As we discussed and agreed with the Staff, the Company understands that providing the information in this supplemental response will preclude the request to revise the Company's filing. To that end, the Company confirms that Hematide is in ongoing Phase 2 renal and oncology clinical trials in the U.S. As indicated in the second full paragraph, first sentence of the Company's response letter (the "November 30 Letter") dated November 30, 2006, Hematide is currently in Phase 2 for renal and oncology indications. On pages 60-63 of the prospectus, the Company provided further detail on these studies as follows: there are currently seven Phase 2 clinical trials of Hematide in the U.S. and Europe, three in dialysis patients, two in predialysis patients, one in cancer patients on chemotherapy and one in PRCA. In reaching its conclusion that the Takeda arrangement is not a loss contract, the Company believes that its existing Phase 2 clinical study data to date strongly support successful Phase 2 clinical development (i.e., that the initiation of the Company's planned Phase 3 clinical programs are likely due to "success" in Phase 2).

        In the completed Phase 1 studies and ongoing Phase 2 studies described above, over 300 patients have received Hematide, [***]. The end of Phase 2 meeting will address with the FDA the design, execution and endpoints of Phase 3 studies required for U.S. marketing approval. The Company considers the evidence of safety and activity of Hematide sufficient to request a meeting with the FDA to discuss the initiation of the first of up to six registration studies for dialysis and predialysis patients.

        The Company further confirms that the results from Takeda in Japan are consistent with the results received by the Company to date. [***]

        The Company references the November 30 Letter with respect to the potential outcomes analyzed supporting the loss contract analysis, and in particular notes that its policy regarding revenue recognition and the assessment of the Takeda arrangement as a loss contract requires periodic assessment throughout the life of the arrangement as profitable, including ongoing consideration of a number of factors such as the progress and timing of clinical trials and drug related serious adverse events and other safety issues in the clinical trials. As noted in the November 30 Letter, the most likely outcome based on current information is that the Takeda arrangement will not result in a loss to the Company.

Exhibit 23.3

2.
Prior to requesting acceleration of effectiveness, please amend your filing to include an updated consent from your valuation expert, Duff & Phelps.

        As discussed, Amendment No. 4 will include an updated consent.

        As noted in our previous correspondence, we are filing this response on EDGAR with a concurrent request for confidential treatment of specified portions of the response.

Confidential Treatment Request

        In addition, we hereby request, pursuant to 17 C.F.R. § 200.83 that the identified contents of this letter, be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the United States mail for such notice. The address and telephone number for Glen Y. Sato, the responsible representative, is care of Cooley Godward Kronish LLP, Five Palo Alto Square, 3000 El Camino Real, Palo Alto, California 94306, telephone number (650) 843-5502.

Sincerely,

/s/ Glen Y. Sato

Glen Y. Sato

cc:
Paul B. Cleveland, Affymax, Inc.
Grace Shin, Affymax, Inc.
Laura A. Berezin, Cooley Godward Kronish LLP
Glen Y. Sato, Cooley Godward Kronish LLP
Greg N. Vlahos, PricewaterhouseCoopers
Tania Devilliers, PricewaterhouseCoopers
Bruce K. Dallas, Davis Polk & Wardwell
Mischa Travers, Davis Polk & Wardwell

[***] = Certain confidential information contained in this document, marked by brackets, is filed with the Securities and Exchange Commission pursuant to 17 C.F.R. § 200.83.